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                           December 23, 2021

       James Liebscher
       Chief Legal Officer
       Solid Power, Inc.
       486 S. Pierce Avenue, Suite E
       Louisville, CO 80027

                                                        Re: Solid Power, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 17,
2021
                                                            File No. 333-261711

       Dear Mr. Liebscher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at 202-551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Mark Baudler